

April 12, 2012

Via E-mail
Philip G. Franklin
Vice President, Operations Support, Chief Financial Officer
 and Treasurer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, IL 60631

>    **Re:**    **Littelfuse, Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2011**
>    **Filed February 24, 2012**
>    **Form 8-K dated February 7, 2012**
>    **Filed February 7, 2012**
>    **File No. 000-20388**

Dear Mr. Franklin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements

Note 15. Business Unit Segment Information, page 68

1.    We note that you have not disclosed the amount of depreciation and amortization expense for each segment. While you disclose that your CODM does not evaluate operating segments using discrete balance sheet information, we note that one of the measures used to evaluate segment results is operating income, of which depreciation and amortization expense appears to be a component. If you concluded that the disclosure was not

required by ASC 280-10-50-22, please tell us why and explain how you considered ASC 280-10-55-12 through 55-15 in reaching your conclusion.

2.      We note that you report geographical information by region for the Americas, Europe and Asia-Pacific.  Please explain how you considered ASC 280-10-50-41 which requires disclosure for your *country of domicile* and also, if material, separate disclosure for each *individual foreign country.*

## Form 8-K dated February 7, 2012

3.      We note that you present your non-GAAP measures in an adjusted income statement format.  This format may be confusing to investors and place undue prominence upon the non-GAAP measures as it reflects several measures, including (and not necessarily limited to) non-GAAP cost of sales, non-GAAP gross profit and percentage of sales, non-GAAP total operating expenses and percentage of sales, non-GAAP operating income and percentage of sales, non-GAAP income before income taxes, non-GAAP income tax expense and effective tax rate, non-GAAP net income as reported, non-GAAP  income allocated to participating securities, non-GAAP net income available to common shareholders and non-GAAP net income per diluted share which have not been described to investors.  In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format.  Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation to the most directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the non-GAAP adjusted statement of operations from all future filings and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations.
- Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.  At that time, we may request an amendment to the Form 8-K.

Please also refer to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (C&DIs) updated January 15, 2010 available at the SEC website: http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant